UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approved Diversity, Equity and Inclusion Policy

—

Rio de Janeiro, September 21, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, in a meeting held today, approved the Diversity, Equity and Inclusion Policy, applicable to the entire Petrobras System.

The aim of the document is to reaffirm the company's public commitments with concrete measures to promote a diverse, inclusive, and safe environment for all people, in line with the new guidelines being considered in the 2024-28 Strategic Planning.

One of the main advances envisaged in the new Policy is that the company's actions will seek to go beyond compliance with legislation, positioning Petrobras to be recognized as a benchmark in diversity, equity and inclusion, nationally and internationally.

According to one of the Policy's strategic guidelines, diversity, equity and inclusion should be a permanent agenda for senior management, establishing governance to monitor the evolution of actions, targets, indicators and appropriate deliberations. There is also provision to consider the diversity agenda with suppliers and other organizations that interact with Petrobras.

The Policy also includes guidelines for the creation of committees and affinity groups to discuss and implement affirmative actions aimed at under-represented groups; the promotion of continuous accessibility; combating discrimination and harassment vehemently and effectively; disseminating and educating on diversity, equity and inclusion; among other points.

The new Policy is available in full on the Petrobras Investor Relations website (www.petrobras.com.br/ir).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer